AIM INVESTMENTS®

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-5426
Branch 18

06041811

SEC MAIL PROCESSING
RECEIVED
JUN 19 2006
WASH., D.C. 213 SECTION

June 13, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Judge Motz Order Re: 48 (a) Claims** and **Revised [Proposed] Investor Class Order** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland* and *Richard Lepera, On Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

S:\srr\Litigation\MDL\Corr\L-061306SEC.doc
061306 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

CHAMBERS OF
J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

101 WEST LOMBARD STREET
BALTIMORE, MARYLAND 21201
(410) 962-0782
(410) 962-2698 FAX

May 30, 2006

Memo to Counsel Re: MDL-15863, all subtracks
MDL-15864, AIM/Invesco subtrack

Dear Counsel:

Today I resolve an issue that I deferred ruling upon in the *Janus* opinions: whether a claim may be stated against a defendant under Section 48(a) of the Investment Company Act, 15 U.S.C. § 80a-47(a), based upon an underlying violation of Section 36(b) of that same Act, *id.* § 80a-35(b), when the defendant is not alleged to have received excessive compensation. *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845, 870 n.28 (D. Md. 2005). I find that such a claim is not permitted.

In ruling on this issue my preference, of course, would be to write a formal opinion. However, my schedule simply does not permit me to do so. Therefore, in order to keep these proceedings on track, it is necessary for me to set forth my ruling without extended discussion or analysis. Moreover, the question upon which my present ruling turns is simple and straightforward.

The various parties have briefed extensively whether Section 48(a) creates a private right of action generally, and, if it does, whether it is more akin to Section 20(a) or Section 20(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78t. However interesting these questions may be, I believe they ultimately are beside the point. For what is at issue in this litigation is the

specific interplay between Sections 48(a) and 36(b). And what I find to be dispositive is Congress' explicit limitation of liability under Section 36(b) to those persons who *actually received* the purportedly excessive compensation. *Id.* § 80a-35(b)(3). *See Green v. Fund Asset Mgmt.*, 147 F. Supp. 2d 318, 330 (D.N.J. 2001) ("Congress took great pains to specify who may be held liable and from whom damages may be recovered under section 36(b)."). If this limitation, which was enacted thirty years after Section 48(a), is to have any force whatsoever, the plaintiffs cannot be permitted to proceed under Section 48(a) against defendants that did not receive such compensation. *See Guidry v. Sheet Metal Workers Nat'l Pension Fund*, 493 U.S. 365, 375 (1990) ("It is an elementary tenet of statutory construction that 'where there is no clear intention otherwise, a specific statute will not be controlled or nullified by a general one . . . .'") (quoting *Morton v. Mancari*, 417 U.S. 535, 550-51 (1974)). All such claims must therefore be dismissed.

Despite the informal nature of this letter, it should be flagged as an opinion and docketed as an order. I ask that the parties confer with one another and submit within two weeks proposed orders that implement this ruling.

Very truly yours,

/s/
J. Frederick Motz
United States District Judge

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
ATTORNEYS AT LAW
CALIFORNIA • NEW YORK • NEW JERSEY

JERALD BIEN-WILLNER
jerryb@blbglaw.com
(858) 720-3180

June 9, 2006

VIA ECF

The Honorable J. Frederick Motz
United States District Judge
United States District Court for the
District of Maryland
United States Courthouse Chambers 5A
101 West Lombard Street
Baltimore, MD 21201

Re: *In re Invesco (Richard Lepera v. Invesco Funds Group, Inc., et al.*, Case No. 04-00814); MDL 1586, Case No. 04-md-15864-01

Dear Judge Motz:

Consistent with the Court's May 31, 2006 letter Order, counsel for Lead Plaintiff and defendants have met and conferred and hereby respectfully submit for the Court's entry a revised Investor Class Order that dismisses, with prejudice, Lead Plaintiff's Investment Company Act of 1940 Section 48(a) claim.

Respectfully submitted,

/s/
Jerald Bien-Willner

JBW/jmi
Attachment (Proposed Order)
cc: All Counsel of Record (via ECF)

22110

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-04	MDL 1586 Case No. 04-MD-15864 (Judge J. Frederick Motz)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

REVISED [PROPOSED] INVESTOR CLASS ORDER

For the reasons stated in the Court's November 3, 2005 letter memorandum and implementing instructions and the Investor Class Opinion and Order in the *Janus* sub-track, it is, this ___ day of _____________ 200__

ORDERED

1. All claims against Defendants AIM Combination Stock & Bonds Funds, AIM Mutual Funds (a/k/a AIM International Mutual Funds), AIM Sector Funds, AIM Stock Funds and AIM Treasurer's Series Trust are dismissed without leave to amend;

2. The motions filed by Defendants Amvescap, PLC, Invesco Funds Group, Inc., Invesco Distributors, Inc., Invesco Institutional (N.A.), Inc., Invesco Assets Management Limited, Invesco Global Assets Management (N.A.), Mark Williamson ("Williamson"),

Michael D. Legoski, Michael K. Brugman, Raymond R. Cunningham ("Cunningham"), Thomas A. Kolbe and Timothy J. Miller are:

a) Denied as to all claims under the Exchange Act of 1934;

b) Granted as to all claims under the Securities Act of 1933 without leave to amend;

c) Granted as to claims under Sections 34(b), 36(a) and 48(a) of the Investment Company Act ("ICA") without leave to amend;

d) Denied as to claims under Section 36(b) of the ICA as against Defendant Invesco Funds Group, Inc.;

e) Granted as to state law claims but plaintiffs are granted leave to amend second consolidated complaints within a deadline to be set after conferring with counsel;

3. The motions filed by Defendants AIM Advisors, Inc., AIM Distributors, Inc., and AIM Investment Services, Inc. (the "AIM defendants") are:

a) Granted as to all claims under the Securities Act of 1933 without leave to amend;

b) Granted as to claims under Sections 34(b) and 36(a) of the Investment Company Act and the related claims under Section 48(a) of the ICA without leave to amend;

c) Granted as to state law claims but plaintiffs are granted leave to amend second consolidated complaints within a deadline to be set after conferring with counsel;

4. The action is stayed as against:

a) Defendants Edward J. Stern, Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd. (the "Canary Defendants") pursuant to the Court's December 8, 2004 Order;

b) Defendant Theodore C. Sihpol, III, pursuant to the Court's March 3, 2005 Order;

5. Motions filed by Defendants Bear Stearns Securities Corporation, Bear Stearns & Co., Inc., Banc of America Securities LLC, Security Trust Company, N.A., and Grant D. Seeger are:

a) Denied as to claims under the Exchange Act of 1934;

b) Granted as to state law claims but plaintiffs are granted leave to amend second consolidated complaints within a deadline to be set after conferring with counsel;

6. The motion filed by Bank of America Corporation is:

a) Deferred as to claims under the Exchange Act of 1934;

b) Granted as to state law claims but, if Bank of America Corporation is held to be a proper defendant, then plaintiffs are granted leave to amend the consolidated amended class action complaint within a deadline to be set after conferring with counsel;

and

7. All claims are dismissed against Defendants ANB Consulting, LLC, Anna Brugman, Canadian Imperial Bank of Commerce, Charles Schwab & Co., Citigroup Global Markets Holdings Inc., Citigroup, Inc., Credit Suisse First Boston (USA) Inc., Ryan Goldberg, Michael Grady, JB Oxford Holdings, Inc., JP Morgan Chase and Co.,

Kaplan & Co. Securities Inc., Kraig L. Kibble, James G. Lewis, James Y. Lin, Morgan Stanley DW, National Clearing Corporation, Prudential Financial, Inc., Prudential Securities, Inc., and Salomon Smith Barney, Inc. (d/b/a Smith Barney Asset Management):

a) without leave to amend as to all claims under federal law,

b) but plaintiffs are granted leave to amend second consolidated complaints for their claims under state law (Counts XI-XIII) within a deadline to be set after conferring with counsel.

J. Frederick Motz
United States District Judge

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